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                           June 24, 2021

       Ted Karkus
       Chief Executive Officer
       ProPhase Labs, Inc.
       711 Stewart Avenue, Suite 200
       Garden City, New York 11530

                                                        Re: ProPhase Labs, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2021
                                                            File No. 333-257251

       Dear Mr. Karkus:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Wendy Grasso